UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Express, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30219E103

(CUSIP Number)

Gary Horowitz, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Telephone: (212) 455-7113

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30219E103		SCHEDULE 13D

1	Name of Reporting Person 1981 Investments LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,951,458

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,951,458

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,951,458

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.0%(1)

14	Type of Reporting Person OO

 (1) Calculated based on 82,633,131 shares of the Common Stock, $0.01 par value, of Express, Inc. (the “Issuer”), outstanding as of November 28, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended October 31, 2015.

CUSIP No. 30219E103		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,951,458

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,951,458

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,951,458

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.0%(1)

14	Type of Reporting Person PN

 (1) Calculated based on 82,633,131 shares of the Common Stock, $0.01 par value, of the Issuer outstanding as of November 28, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended October 31, 2015.

CUSIP No. 30219E103		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners II GP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds NA

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,951,458

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,951,458

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,951,458

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.0%(1)

14	Type of Reporting Person PN

 (1) Calculated based on 82,633,131 shares of the Common Stock, $0.01 par value, of the Issuer outstanding as of November 28, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended October 31, 2015.

CUSIP No. 30219E103		SCHEDULE 13D

1	Name of Reporting Person Sycamore Partners II GP, Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds NA

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,951,458

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,951,458

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,951,458

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.0%(1)

14	Type of Reporting Person CO

 (1) Calculated based on 82,633,131 shares of the Common Stock, $0.01 par value, of the Issuer outstanding as of November 28, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended October 31, 2015.

CUSIP No. 30219E103		SCHEDULE 13D

1	Name of Reporting Person Stefan L. Kaluzny

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds NA

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,951,458

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,951,458

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,951,458

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.0%(1)

14	Type of Reporting Person IN

 (1) Calculated based on 82,633,131 shares of the Common Stock, $0.01 par value, of the Issuer outstanding as of November 28, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended October 31, 2015.

CUSIP No. 30219E103	SCHEDULE 13D

This statement constitutes Amendment No. 4 to the Schedule 13D relating to the common stock, par value $0.01 per share (the “ Common Stock ”), of Express, Inc., a Delaware corporation (the “ Issuer ”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on June 12, 2014 (the “ Initial Schedule 13D ”), as amended by Amendment No. 1 to the Initial Schedule 13D filed with the Securities and Exchange Commission on January 20, 2015, by Amendment No. 2 to the Initial Schedule 13D filed with the Securities and Exchange Commission on June 30, 2015 and by Amendment No. 3 to the Initial Schedule 13D filed with the Securities and Exchange Commission on October 15, 2015 (the Initial Schedule 13D, as amended, the “ Schedule 13D ”).

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.         Interest in Securities of the Issuer

Item 5 is hereby amended by amending and restating the first two paragraphs as follows:

(a), (b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended October 31, 2015, there were 82,633,131 shares of the Common Stock outstanding as of November 28, 2015.

Based on the foregoing, as of March 11, 2016, the Reporting Persons collectively may be deemed to beneficially own 4,951,458 shares of the Common Stock, which represents approximately 6.0% of the shares of the Common Stock issued and outstanding. Such 4,951,458 shares of the Common Stock (the “Subject Shares”) are directly owned by 1981 Investments.

Item 5 is hereby amended by amending and restating the second paragraph as follows:

(c) Exhibit 99.2, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of Common Stock that were effected in the past sixty days by the Reporting Persons.  Except as set forth in Exhibit 99.2 attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated as follows:

The previously reported Call Options expired.

Except for the matters described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7.         Material to be Filed as Exhibits.

Item 7 is hereby amended and restated as follows:

Exhibit 99.1                              Joint Filing Agreement, dated as of June 12, 2014, among 1981 Investments LLC, Sycamore Partners II, L.P., Sycamore Partners II GP, L.P., Sycamore Partners II GP, Ltd. and Stefan L. Kaluzny (previously filed).

Exhibit 99.2                              Trading data (filed herewith).

Exhibit 99.3                              Letter from Sycamore Partners to the Board of Directors of Express, Inc., dated June 12, 2014 (previously filed).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  March 11, 2016

1981 INVESTMENTS LLC

By:	/s/ Stefan L. Kaluzny
Name:	Stefan L. Kaluzny
Title:	Chief Executive Officer,
President & Secretary

SYCAMORE PARTNERS II, L.P.

By:	Sycamore Partners II GP, L.P.,
its general partner

By:	Sycamore Partners II GP, Ltd.,
its general partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny, its Director

SYCAMORE PARTNERS II GP, L.P.

By:	Sycamore Partners II GP, Ltd.,
its general partner

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny, its Director

SYCAMORE PARTNERS II GP, LTD.

By:	/s/ Stefan L. Kaluzny
Stefan L. Kaluzny, its Director

STEFAN L. KALUZNY

/s/ Stefan L. Kaluzny

EXHIBIT INDEX

Exhibit	Description

99.1

Joint Filing Agreement, dated as of June 12, 2014, among 1981 Investments LLC, Sycamore Partners II, L.P., Sycamore Partners II GP, L.P., Sycamore Partners II GP, Ltd. and Stefan L. Kaluzny (previously filed).

99.2	Trading data (filed herewith).

99.3	Letter from Sycamore Partners to the Board of Directors of Express, Inc., dated June 12, 2014 (previously filed).